UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

17F Block A, Tefang Portman Tower

No. 81 Zhanhong Road

Siming District, Xiamen, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

Luckin Coffee Inc. (the “Company”) (NASDAQ: LK) is furnishing this current report on Form 6-K to indicate its reliance on the order (Release No. 34-88465) (the “Order”) issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to meet a filing deadline as a result of the novel coronavirus (“COVID-19”) outbreak.

The Company’s business, operating subsidiaries and employees are located in China, where the Chinese government has imposed nationwide quarantine control and travel restrictions due to the COVID-19 outbreak, since January 2020. Due to these measures and restrictions, the Company has had limited access to its office buildings with certain employees required to complete 14-day quarantine periods before resuming on-site work. This has resulted in a significant delay in preparing the Company’s consolidated financial statements for the year ended December 31, 2019. In addition, as previously disclosed, the Board of Directors of the Company has formed a Special Committee to oversee an internal investigation (the “Internal Investigation”). Due to the impact of the delayed financial statement preparation process caused by COVID-19 and the pendency of the Internal Investigation, the Company will not be able to file its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by April 30, 2020. The Company is working diligently to explore possible ways to file the Annual Report as soon as possible and intends to file the Annual Report within the available extension period.

When the Company files the Annual Report, the Company plans to include the following risk factor, as may be expanded or revised as the Company determines appropriate, to reflect the impact of COVID-19 on its business:

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general.

In particular, our operations had been adversely affected by the novel coronavirus outbreak, or COVID-19, in China. The outbreak of COVID-19 had impacts on our business in various aspects. For example, in accordance with recommended and mandated restrictions by relevant government and public health officials in light of the COVID-19 outbreak, the Company began closing a significant majority of its stores since late-January 2020, and the daily operation of our offices was also affected since we had limited access to our facilities. We have been taking and will continue to take measures to reduce the adverse impacts caused by the outbreak, including requiring our employees to work remotely and resuming the operation of our stores upon the lifting of certain restrictions imposed by relevant government and public health officials since mid-February 2020. As of March 31, 2020, approximately 85% of our self-operated stores had reopened and returned to normal operation. The extent to which the COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 and the actions to contain the COVID-19 or treat its impact, among others.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date:	April 29, 2020	By:	/s/ Reinout Hendrik Schakel
			Name:	Reinout Hendrik Schakel
			Title:	Chief Financial Officer and Chief Strategy Officer